Exhibit 99.31

AMENDED NOTICE
NATIONAL INSTRUMENT 51-102
CHANGE IN CORPORATE STRUCTURE

This amended notice is provided pursuant to the requirements of Section 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

Item 1:	Names of the Parties to the Transaction

Field Trip Health Ltd. (formerly, Newton Energy Corporation) (the “Company”), Field Trip Psychedelics Inc. (“FTP”) and Newton Energy Subco Limited (“Subco”).

Item 2:	Description of the Transaction

On October 1 2020, the Company completed its previously announced reverse take-over of FTP by way of a three-cornered amalgamation (the “Transaction”). FTP amalgamated with Subco, a wholly owned subsidiary of the Company. Prior to the closing of the Transaction, the Company changed its name to “Field Trip Health Ltd.” and consolidated the outstanding common shares of the Company (each, a “Share”) on the basis of one post-consolidation Share for every eight pre-consolidation Shares. Pursuant to the Transaction, all securities of FTP were exchanged for equivalent securities of the Company.

The pre-consolidation Shares were delisted from the NEX board of the TSX Venture Exchange effective September 30, 2020. The Shares commenced trading on the Canadian Securities Exchange on October 6, 2020 under the symbol “FTRP”.

Item 3.	Effective Date of the Transaction

October 1, 2020.

Item 4.	Names of Each Party That Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

No party ceased to be a reporting issuer following completion of the Amalgamation. As a result of the Amalgamation, the Company continues to be a reporting issuer in British Columbia and Alberta. For accounting purposes, FTP was the reverse takeover acquirer.

Item 5.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Pursuant to the Transaction, the fiscal year-end of the Company has changed to March 31st, the financial-year of FTP.

Item 6.	Periods, Including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed For The Reporting Issuer’s First Financial Year Subsequent To The Transaction

The following financial statements will be filed for the Company’s first financial year after the Transaction:

a)	unaudited interim condensed consolidated financial statements for FTP for the three and six months ended September 30, 2020 as compared to the period ended September 30, 2019;

b)	unaudited interim condensed financial statements of Newton Energy Corporation for the three and nine months ended September 30, 2020 as compared to the period ended September 30, 2019;

c)	unaudited interim condensed consolidated financial statements of the Company for the three and nine months ending December 31, 2020 as compared to the period ended December 31, 2019;

d)	audited annual consolidated financial statements of the Company for the year ended March 31, 2021 as compared to the period ended March 31, 2020;

e)	unaudited interim condensed consolidated financial statements of the Company for the three months ended June 30, 2021 as compared to the period ended June 30, 2020; and

f)	unaudited interim condensed consolidated financial statements for the three and six months ended September 30, 2021 as compared to the period ended September 30, 2020.

Item 7.	Documents Which Were Filed Under National Instrument 51-102 that Describe the Transaction and Where Those Documents Can Be Found In Electronic Format

Details with respect to the Transaction are disclosed in the Company’s filing statement dated October 1, 2020, the Company’s news release dated October 1, 2020, and the Company’s news release dated August 21, 2020, all of which are available on SEDAR.

Item 8.	Date of Amended Report

October 15, 2020.